Date: 17 March 2004
Release Number: 2004 — 09

Intelsat Completes Acquisition of Loral’s North American Satellite Assets;
FSS Leader Begins Executing Customer Transition and Satellite Integration Plan

Pembroke, Bermuda, 17 March 2004 — Intelsat, Ltd. today announced that it has completed its acquisition of the North American satellites and related customer contracts of Loral Space & Communications Corporation. The $961.1 million purchase enhances Intelsat’s global market position by adding full coverage of North America to the Intelsat fleet and expanding its customer base in the broadcasting, cable television and corporate networking segments.

Upon the closing, Intelsat paid $961.1 million in cash for the assets acquired under the purchase agreement with Loral. This price reflects performance-related and other adjustments to the $1.025 billion base purchase price set forth in the asset purchase agreement. In connection with the closing, and related to the failure last year of the Telstar 4 satellite, Intelsat was assigned Loral’s rights to receive insurance proceeds (net of currently expected warranty payments) of up to $140 million, which would further reduce the total consideration for these assets.

“The addition of the Loral assets fulfills key strategic priorities for building our business,” said Conny Kullman, Chief Executive Officer of Intelsat. “These satellites enhance our worldwide network coverage and immediately establish us as a serious competitor in the North American video market.”

Mr. Kullman continued, “Our focus now is on providing a seamless and efficient transition for all Loral customers that we have acquired. These assets are an excellent fit with our existing network, and we expect the transition to move smoothly. With this acquisition complete, Intelsat is now able to provide reliable, one-stop shopping for broadcasters or other companies needing to connect from or to almost any point on Earth.”

In addition to adding prime North American coverage to the Intelsat fleet, the assets add important Ku-band capacity to serve Latin America, further enhancing Intelsat’s global, end-to-end satellite and land-based network.

The four in-orbit satellites and one satellite under construction that Intelsat has acquired have been renamed as noted below, with the orbital designation to remain in degrees West. Intelsat has also acquired rights to use the 77ºW orbital location.

Location:	New Name:	Old Name:

In orbit:
97ºW	Intelsat AmericasTM 5 or IA-5	Telstar 5 or T5
93ºW	Intelsat Americas 6 or IA-6	Telstar 6 or T6
129ºW	Intelsat Americas 7 or IA-7	Telstar 7 or T7
121ºW	Intelsat Americas 13 or IA-13	Telstar 13 or T13

To be launched in the third quarter of 2004:
89ºW	Intelsat Americas 8 or IA-8	Telstar 8 or T8

Communications operations and customer support will now be managed by Intelsat, with support from Loral for a six-month transition period. Command and control of the Intelsat Americas satellites will be transitioned to Intelsat’s satellite control center over the next 12 to 18 months.

About Intelsat

Building on 40 Years of Leadership. As a global communications leader with 40 years of experience, Intelsat helps service providers, broadcasters, corporations and governments deliver information and entertainment anywhere in the world, instantly, securely and reliably. Intelsat’s global reach and expanding solutions portfolio enable customers to enhance their communications networks, venture into new markets and grow their businesses with confidence. For more information, visit www.intelsat.com.

Contact

Investor Relations and Financial Media:
Dianne VanBeber
dianne.vanbeber@intelsat.com
+1 202 944 7406

General Media:
Susan Gordon
susan.gordon@intelsat.com
+1 202 944 6890

Note: Some of the statements in this news release constitute forward-looking statements that do not directly or exclusively relate to historical facts, including statements relating to Intelsat’s ability to provide reliable, one-stop shopping for broadcasters or other companies needing to connect from or to almost any point on Earth, Intelsat’s expectation that integration of the assets into its network will proceed smoothly and Intelsat’s expectations regarding the timeframe for transitioning command and control of the Intelsat Americas satellites from Loral to Intelsat. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements. When used in this news release, the words “will,” “expect,” and “believe” and other similar expressions are intended to identify forward-looking statements. The forward-looking statements made in this news release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. These factors could cause Intelsat’s actual results to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. In connection with any strategic transaction, known risks include, but are not limited to, the inability to retain and continue to serve successfully customers gained in connection with the transaction; the inability to execute integration strategies successfully or to achieve planned synergies or business goals; and the incurrence of unexpected costs of integration. Known risks also include, but are not limited to, insufficient market demand for the services offered by Intelsat; the quality and price of services offered by Intelsat’s competitors; the risk of delay in implementing Intelsat’s business strategy; Intelsat’s access to sufficient capital to meet its operating and financing needs; changes in laws and regulations; political, economic and legal conditions in the markets Intelsat is targeting for communications services or in which Intelsat operates; general economic conditions; and a change in the health of Intelsat’s satellites or a catastrophic loss occurring during the in-orbit operations of any of Intelsat’s satellites. More detailed information about known risks is included in Intelsat’s annual report on Form 20-F for the year ended December 31, 2003 on file with the U.S. Securities and Exchange Commission. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements made in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.